UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: February 20, 2020

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the new release which appears immediately following this page.

Investor Relations

Tel. +41-44-234 41 00

Media Relations

Tel. +41-44-234 85 00

19 February 2020

News Release

UBS appoints Ralph Hamers as Group Chief Executive Officer

The Board of Directors of UBS Group AG (UBS) announced today that it has named Ralph Hamers as its new Group Chief Executive Officer, effective 1 November 2020.

Ralph Hamers will join UBS as a member of the Group Executive Board on 1 September 2020 in order to ensure a smooth leadership transition.

The Board made the decision to appoint Ralph Hamers as successor of Group CEO Sergio P. Ermotti following a thorough and rigorous selection process, reflecting the firm’s commitment to strong corporate governance.

The UBS Board of Directors thanks Group CEO Sergio P. Ermotti for his outstanding contribution to the firm over the past nine years.

Zurich/Basel, 19 February 2020 – The Board of Directors of UBS Group AG announced today it has named Ralph Hamers as its new Group Chief Executive Officer and President of the Executive Board of UBS AG, effective 1 November 2020. Hamers currently serves as CEO of ING Group.

UBS Group AG Board Chairman Axel A. Weber said, "Ralph is the right CEO to lead our business into its next chapter. A seasoned and well-respected banker with proven expertise in digital transformation, Ralph has an impressive track record leading ING Group for more than six years. As the industry undergoes fundamental change, Ralph is the person to lead UBS’s continued transformation and build upon its successful strategy as the world’s largest and only truly global wealth manager and the leading universal bank in Switzerland, enhanced by its investment bank and asset management."

“The Board sincerely thanks Sergio for his exceptional commitment and contributions to the success of the business since taking office almost nine years ago. I would personally like to thank Sergio for our partnership during this entire period and for his constructive collaboration during the succession process.” Weber continued, “Sergio led the transformation of UBS in the wake of the global financial crisis. Today, UBS is the world’s leading wealth manager and the leading bank in Switzerland, supported by a global investment bank with world-leading equity research capability, and a large-scale and diversified asset manager with a strong focus on sustainable investing. During Sergio’s tenure, UBS created substantial value for our shareholders, as tangible book value including dividend distribution has grown at 6% annually and shareholders have received over USD 15 billion dividends and USD 1.5 billion in share-buybacks. We are grateful to Sergio for the strong leadership he provided as CEO of UBS, adding a successful chapter to the history of this more-than-150-year-old bank.”

Hamers joined ING Group in 1991. During his successful career, he progressed through a series of roles across business segments and geographies before becoming CEO in 2013. Under his leadership, ING Group has implemented a fundamental shift in its operating model and is now considered one of the best examples of

UBS Group AG and UBS AG, News Release, 19 February-2020                                                                                                            Page 1 of 2

Investor Relations

Tel. +41-44-234 41 00

Media Relations

Tel. +41-44-234 85 00

digital innovation in the banking sector. Hamers holds a Master of Science in Business Econometrics and Operations Research from Tilburg University in the Netherlands and is Chairman of the European Banking Group, the leading European banking association.

Hamers said, “I’m honored by the opportunity to lead this great institution. I have long admired the firm’s transformation under the leadership of Axel and Sergio. The firm has an outstanding global client franchise across its business divisions, all of which are underpinned by the incredibly strong UBS brand. I’m looking forward to working with the senior management team, the Board of Directors and all of UBS’s employees to further strengthen the franchise and serve UBS’s clients to achieve their goals.”

Sergio P. Ermotti said, “It has been a privilege to lead UBS. I’d like to thank all my colleagues, past and present, for their dedication to serving our clients and making UBS what it is today. After nearly a decade as CEO, now is the right time to write my next chapter. UBS is in great shape, enjoys maximum strategic flexibility and is well positioned for sustainable growth. In the months ahead, my colleagues and I will continue to execute our strategy and deliver against our ambitious targets, and we look forward to working with Ralph to ensure a seamless transition.”

UBS Group AG and UBS AG

Investor contact

Switzerland:    +41-44-234 41 00

Media contact

Switzerland:    +41-44-234 85 00

UK:                 +44-207-567 47 14

Americas:        +1-212-882 58 58

APAC:             +852-297-1 82 00

www.ubs.com/media

Notice to investors

This document and the information contained herein are provided solely for information purposes, and are not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this document. Refer to UBS’s fourth quarter 2019 report and its Annual Report on Form 20-F for the year ended 31 December 2018 for additional information. These reports are available at www.ubs.com/investors.

Cautionary statement regarding forward-looking statements

This document contains statements that constitute forward-looking statements. While these statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. Additional information about those factors is set forth in documents furnished and filings made by UBS with the US Securities and Exchange Commission, including the fourth quarter 2019 report and the Annual Report on Form 20-F for the year ended 31 December 2018. UBS undertakes no obligation to update the information contained herein.

UBS Group AG and UBS AG, News Release, 19 February-2020                                                                                                            Page 2 of 2

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-225551) and on Form F-4 (Registration Number 333-234705), and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; 333-215255; 333-228653; and 333-230312), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi ______________

Name:  Ella Campi

Title:    Executive Director

UBS AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi ______________

Name:  Ella Campi

Title:    Executive Director

Date:  February 20, 2020